

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Yanzhuan Zheng
Chief Financial Officer
Microvast Holdings, Inc.
12603 Southwest Freeway, Suite 210
Stafford, Texas 77477

Re: Microvast Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 5, 2022
File No. 333-258978

Dear Mr. Zheng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2021 letter.

Amendment No. 4 to Form S-1 Filed January 5, 2022

Prospectus Cover Page, page i

1.   Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Prospectus Summary, page 1

2.   Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The PCAOB has been unable, and is currently unable, to inspect our independent registered public, page 28

3.   Update your disclosure to reflect that the Commission adopted rules to implement the
       HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
       Commission of its determination that it is unable to inspect or investigate completely
       accounting firms headquartered in mainland China or Hong Kong.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing